UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___   Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Exhibit Number	Description of Document
1	Material Document – 7.750% Senior Subordinated Notes due 2014.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this prospectus to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of AMI; our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the SEC. For a more thorough discussion of the risks associated with our business, see the "Risk Factors" section in this report.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 2, 2007   By _____ /s/ K. Thomas Bailey
                                      Name: K. Thomas Bailey
                                      Title: Chief Financial Officer

Exhibit

$250,000,000

ANGIOTECH PHARMACEUTICALS, INC.

7.750% Senior Subordinated Notes due 2014

PURCHASE AGREEMENT

March 16, 2006

CREDIT SUISSE SECURITIES (USA) LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
        INCORPORATED

  c/o: Credit Suisse Securities (USA) LLC
        Eleven Madison Avenue
        New York, New York 10010-3629

Dear Sirs:

     1.   *Introductory.* Angiotech Pharmaceuticals, Inc., a corporation organized under the Business Corporations Act of British Columbia, Canada (the "**Company**"), proposes, subject to the terms and conditions stated herein, to issue and sell to Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (each, a "**Purchaser**," and together, the "**Purchasers**") U.S. $250,000,000 principal amount of its 7.750% Senior Subordinated Notes due 2014 (the "**Notes**") to be issued under an indenture, to be dated as of March 23, 2006 (the "**Indenture**"), and to be made by and among the Company, the Guarantors (as defined below) and Wells Fargo Bank, N.A., as trustee (the "**Trustee**").

     The Notes will be unconditionally guaranteed (together, the "**Guarantees**") by each of the entities listed on <u>Schedule B</u> attached hereto (together, the "**Guarantors**"). The Notes together with the Guarantees are herein collectively called the "**Offered Securities**." The Securities Act of 1933, as amended, is herein referred to as the "**Securities Act**."

     The Offered Securities will have the benefit of a registration rights agreement, to be dated as of March 23, 2006, substantially in the form attached hereto as <u>Exhibit A</u>, by and among the Company, the Guarantors and the Purchasers (the "**Registration Rights Agreement**"), pursuant to which the Company and the Guarantors will agree to register a new series of notes substantially identical (subject to modification to the Notes which may occur pursuant to the terms and conditions of the Indenture) to the Offered Securities (the "**Exchange Notes**"), which will be unconditionally guaranteed by the Guarantors (together, the "**Exchange Guarantees**," and, together with the Exchange Notes, the "**Exchange Securities**") under the Securities Act, and subject to the terms and conditions therein specified. Pursuant to the

Registration Rights Agreement, the Exchange Securities will be offered in exchange for the Offered Securities.

This agreement (the "**Agreement**") has been executed and delivered for the purpose of meeting certain obligations under: (a) the Stock Purchase Agreement, dated as of January 31, 2006, made by and among Angiotech Pharmaceuticals (US), Inc., a Washington corporation (the "**U.S. Subsidiary**"), RoundTable Healthcare Partners, L.P., a Delaware limited partnership, and RoundTable Healthcare Investors, L.P., a Delaware limited partnership, Marmon Medical Companies LLC, a Delaware limited liability company, American Medical Instruments Holdings, Inc., a Delaware corporation (the "**Acquired Company**"), and, for purposes of Section 11.13 thereof, the Company (the "**Stock Purchase Agreement**"), pursuant to which the U.S. Subsidiary has agreed to acquire all of the issued and outstanding shares of capital stock of the Acquired Company (the "**Acquisition**"); and (b) the Credit Agreement, to be dated as of the Closing Date (as defined below), made by and among the Company, the U.S. Subsidiary, the Lenders from time to time party thereto, Credit Suisse Securities (USA) LLC, as administrative agent, collateral agent, joint book-runner and joint lead arranger, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, as syndication agent, joint book-runner and joint lead arranger, and the other agents party thereto, pursuant to which the Company will be provided with, among other things, a U.S. $300 million term loan facility and a U.S. $75 million revolving credit facility (the "**Credit Agreement**", and together with all other documents related to such facility, the "**Credit Documents**"); and the proceeds of the Credit Documents and the Offered Securities will be used in the aggregate to pay a portion of the Purchase Price (as defined in the Stock Purchase Agreement).

We refer to the Stock Purchase Agreement, the Credit Documents, this Agreement, the Indenture, the Registration Rights Agreement and the Offered Securities collectively in this Agreement as the "**Transaction Documents**." We refer to the consummation of the Acquisition, the sale by the Company of the Offered Securities and the execution and delivery of the Credit Documents and the initial borrowings thereunder collectively in this Agreement as the "**Transactions**." Unless expressly set forth to the contrary in this Agreement, all references in this Agreement to the "Company and its subsidiaries" shall be deemed to include, without limitation, the Acquired Company and its subsidiaries and all provisions of this Agreement are intended to give effect to the consummation of the Transactions. Notwithstanding the foregoing, all representations and warranties made in Section 2 of this Agreement, or deemed to be made in Section 2 pursuant to the immediately preceding sentence, with respect to the Acquired Company and its subsidiaries (other than as set forth in Section 2(ff)) are to the knowledge of the Company and the Guarantors, after reasonable inquiry.

The Company and the Guarantors hereby agree with the several Purchasers as follows:

2. *Representations and Warranties of the Company and the Guarantors.* The Company and the Guarantors, jointly and severally, represent and warrant to, and agree with, the several Purchasers that:

(a) A preliminary offering circular dated March 3, 2006 (as supplemented by the Supplement dated March 16, 2006, the "**Preliminary Offering Circular**") relating to the Offered Securities to be offered by the Purchasers and a final offering circular (the "**Final Offering Circular**") disclosing the offering price and other final terms of the

Offered Securities and dated as of the date of this Agreement (even if finalized and issued subsequent to the date of this Agreement) have been or will be prepared by the Company. "**General Disclosure Package**" means the Preliminary Offering Circular, together with any Issuer Free Writing Communication (as hereinafter defined) existing at the Applicable Time (as hereinafter defined), as evidenced by its being specified in <u>Schedule A</u> to this Agreement (including the term sheet listing the final terms of the Offered Securities and their offering, included in <u>Schedule A</u> to this Agreement, which is referred to as the "**Terms Communication**") considered together with the offering price on the cover page of the Final Offering Circular and the statements under the caption "Description of Notes" in the Final Offering Circular. "**Applicable Time**" means 1:00 p.m. (New York City time) on the date of this Agreement. As of the date of this Agreement and as of the Closing Date, the Final Offering Circular does not and will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. At the Applicable Time and as of the Closing Date neither (i) the General Disclosure Package, nor (ii) any individual Supplemental Marketing Material (as hereinafter defined), when considered together with the General Disclosure Package, included or will include any untrue statement of a material fact or omitted or will omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding two sentences do not apply to statements in or omissions from the Preliminary or Final Offering Circular, the General Disclosure Package or any Supplemental Marketing Material based upon written information furnished to the Company by any Purchaser through Credit Suisse specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(b) hereof. "**Free Writing Communication**" means a written communication (as such term is defined in Rule 405 under the Securities Act) that constitutes an offer to sell or a solicitation of an offer to buy the Offered Securities and is made by means other than the Preliminary Offering Circular or the Offering Circular. "**Issuer Free Writing Communication**" means a Free Writing Communication prepared by or on behalf of the Company, used or referred to by the Company or containing a description of the final terms of the Offered Securities or of their offering, in the form retained in the Company's records. "**Supplemental Marketing Material**" means any Issuer Free Writing Communication (other than an Issuer Free Writing Communication specified in <u>Schedule A</u> to this Agreement) set forth on <u>Schedule A-1</u> to this Agreement.

(b)   The Company and each of its subsidiaries have been duly incorporated and are existing corporations in good standing under the laws of the jurisdiction of their respective incorporation or organization, as applicable, in each case with power and authority (corporate and other) to own their respective properties and conduct their business as described in each of the General Disclosure Package and the Final Offering Circular; and the Company and each of its subsidiaries is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, except for any failures to obtain or maintain any such qualifications as would not reasonably be expected to individually or in the aggregate result in a material adverse change in, or effect on, the business, operations, properties or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (such change, a "**Material Adverse Change**"); all of the issued and outstanding capital stock of each subsidiary of the Company has been duly authorized and validly issued and is fully paid and nonassessable; and the capital stock of each subsidiary owned by the Company directly or through subsidiaries, is owned free from liens and other encumbrances, except for any such liens and other encumbrances as could not individually or in the aggregate reasonably be expected to result in a Material Adverse Change or those arising as a result of the Credit Documents. The entities listed on Schedule C hereto will be the only subsidiaries, direct or indirect, of the Company following consummation of the Acquisition.

(c)   Other than filing a report of exempt distribution under National Instrument 45-106-Prospectus and Registration Exemptions with, payment of applicable filing fees to, and filing of the Final Offering Document with (as applicable), the applicable Canadian securities commissions or similar regulatory authorities, no consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required for the consummation of the transactions contemplated by this Agreement, the Registration Rights Agreement (other than those required by the terms of the Registration Rights Agreement) or the Indenture in connection with the issuance and sale of the Offered Securities by the Company and the delivery of the Guarantees by the Guarantors, or the consummation of the Transactions or the transactions contemplated by the Transaction Documents, except for, in each case, the failure to obtain any consents, approvals, authorizations orders or filings as could not individually or in the aggregate reasonably be expected to result in a Material Adverse Change.

(d)   Except as disclosed in the General Disclosure Package and the Final Offering Circular, under current laws and regulations of the United States, Canada, and any political subdivision or taxing authority thereof or therein, all interest, principal, premium, if any, and other payments due or made on the Offered Securities may be paid by the Company to the holder thereof in United States dollars and freely transferred out of Canada and all such payments made to holders thereof who are non-residents of Canada will not be subject to income, withholding or other taxes under laws and regulations of the United States, Canada or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the United States, Canada or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in the United States, Canada or any political subdivision or taxing authority thereof or therein.

(e)   The execution, delivery and performance of the Transaction Documents (other than the Offered Securities), the issuance and sale of the Offered Securities and the Exchange Securities, and compliance with the terms and provisions thereof by the Company and each Guarantor, will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any statute, any rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any subsidiary of the Company or any of their properties, or (ii) any agreement or instrument to which the Company or any such subsidiary is a party or by which the Company or any such subsidiary is bound or to which any of the properties of the Company or any such subsidiary is subject, or (iii) the charter or by-laws (or similar organizational documents) of the Company or any such subsidiary, except for any such breaches, violations or defaults in subsection (ii) above as would not individually or in the aggregate reasonably be expected to result in a Material Adverse Change; and the Company and each Guarantor has full power and authority to authorize, issue and sell the Notes, and to deliver the Guarantees, as applicable, as contemplated by this Agreement and the Indenture.

(f)   This Agreement has been duly authorized, executed and delivered by the Company and each Guarantor.

(g)   Except as disclosed in the General Disclosure Package and the Final Offering Circular, the Company and its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them, in each case free from liens, encumbrances and defects that would affect the value thereof or interfere with the use made or to be made thereof by them, except for any liens, encumbrances and defects as would not reasonably be expected to result in a Material Adverse Change and those arising under the Credit Documents; and except as disclosed in the General Disclosure Package and the Final Offering Circular, the Company and its subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions that would interfere with the use made or to be made thereof by them, except for any exceptions as would not reasonably be expected to result in a Material Adverse Change.

(h)   The Company and its subsidiaries possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them and have not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company and its subsidiaries, would individually or in the aggregate reasonably be expected to result in a Material Adverse Change.

(i)   No labor dispute with the employees of the Company or its subsidiaries exists or, to the knowledge of the Company or any Guarantor, is imminent that would individually or in the aggregate reasonably be expected to result in a Material Adverse Change.

(j)   Except as disclosed in the General Disclosure Package and the Final Offering Circular, (i) the Company and each of its subsidiaries hold all licenses, certificates and permits from governmental authorities which are necessary to the conduct of their businesses in all material respects; and (ii) to the knowledge of the Company, neither the Company nor any of its subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property Rights (as defined below) of any other person or entity, other than an infringement, misappropriation or other violation of Intellectual Property Rights of any other person or entity that would not, individually or in the aggregate, result in a Material Adverse Change. To the extent that any Intellectual Property Rights material to the business of the Company have been developed for the Company by its contractors, the Company has secured rights in such Intellectual Property Rights from its contractors. There are no outstanding options, licenses or agreements of any kind material to the business of the Company and its subsidiaries, taken as a whole, relating to the Intellectual Property Rights owned by the Company and its subsidiaries that are required to be identified in each of the General Disclosure Package and the Final Offering Circular and are not identified therein. Neither the Company nor any of its subsidiaries is a party to or bound by any material outstanding options, licenses or agreements material to the business of the Company and its subsidiaries, taken as a whole, with respect to the Intellectual Property Rights owned by any other person or entity that are not identified in each of the General Disclosure Package and the Final Offering Circular. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, none of the technology employed by the Company and its subsidiaries in the conduct of their business has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or, to the knowledge of the Company, (i) any of its officers, directors or employees or (ii) otherwise in violation of the rights of any person; except as disclosed in the General Disclosure Package and the Final Offering Circular, and except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, the Company and its subsidiaries have not received any written communications from third parties or their advisors alleging that the Company or any of its subsidiaries has violated, infringed or conflicted with, or, by conducting its business as set forth in the General Disclosure Package and the Final Offering Circular, would violate, infringe or conflict with, any of the Intellectual Property Rights of such third parties. Except as set forth in the General Disclosure Package and the Final Offering Circular, the Company knows of no infringement by others of Intellectual Property Rights owned by the Company which, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change. The patent applications listed on the schedule of the opinion rendered by Oblon, Spivak, McClelland, Maier & Neustadt, P.C. pursuant to Section 7(o) hereof constitute all of the patent applications owned by the Company and its subsidiaries that are material to the business of the Company and its subsidiaries, taken as a whole.

(k) Except as disclosed in the General Disclosure Package and the Final Offering Circular, to the knowledge of the Company, the Company and its subsidiaries own, possess the right to use, or can acquire on reasonable terms adequate rights in, all trademarks, trade names, service marks, service names and other rights to inventions, know-how (including trade secrets and other unpatented and unpatentable proprietary or confidential information), systems or procedures, patents, copyrights, and other intellectual property rights (the "**Intellectual Property Rights**") material to the conduct of the business of the Company and its subsidiaries, taken as a whole, as now operated by them as described in each of the General Disclosure Package and the Final Offering Circular or as presently employed by them in the conduct of such business, and have not received any written notice that the conduct of such business infringes or conflicts of infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate reasonably be expected to result in a Material Adverse Change.

(l)   Except as disclosed in the General Disclosure Package and the Final Offering Circular, neither the Company nor any of its subsidiaries is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, the "**Environmental Laws**"), owns or operates any real property contaminated with any substance that would be subject to remediation or any other response or action under any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim would individually or in the aggregate reasonably be expected to result in a Material Adverse Change; and neither the Company nor any Guarantor is aware of any pending investigation which could reasonably lead to such a claim.

(m)   Except as disclosed in the General Disclosure Package and the Final Offering Circular, there are no pending actions, suits or proceedings against or affecting the Company and its subsidiaries or any of their respective properties that, if determined adversely to the Company, the Guarantors or any of their subsidiaries, would individually or in the aggregate reasonably be expected to result in a Material Adverse Change, or would materially and adversely affect the ability of the Company or the Guarantors to perform their obligations under the Transaction Documents; and no such actions, suits or proceedings have been threatened in writing or, to the knowledge of the Company or any Guarantor, contemplated.

(n)   Except as disclosed in the General Disclosure Package and the Final Offering Circular, since the date of the latest audited financial statements included in the General Disclosure Package and the Final Offering Circular there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as a whole, and, except as disclosed in or contemplated by the General Disclosure Package and the Final Offering Circular, there has been no dividend or distribution of any kind declared, paid or made by the Company or any Guarantor on any class of their capital stock since the date of the Company's latest audited financial statements included in the General Disclosure Package and the Final Offering Circular.

(o)   The Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amendment (the "**Exchange Act**"), and files reports with the Securities and Exchange Commission (the "**Commission**")on the Electronic Data Gathering, Analysis, and Retrieval system ("**EDGAR**").

(p)   The Company is not, and after giving effect to the issuances of the Offered Securities will not be, required to register under Section 8 of the United States Investment Company Act of 1940 (the "**Investment Company Act**").

(q)   No securities of the same class (within the meaning of Rule 144A(d)(3) under the Securities Act) as the Offered Securities are listed on any national securities exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system.

(r)   The offer and sale of the Offered Securities to the Purchasers in the manner contemplated by this Agreement will be exempt from the registration requirements of the Securities Act by reason of Section 4(2) thereof, Regulation D thereunder and Regulation S thereunder and it is not necessary to qualify an indenture in respect of the Offered Securities under the Trust Indenture Act of 1939, as amended (the "**Trust Indenture Act**").

(s)   Neither the Company, nor any Guarantor, nor any of their affiliates, nor any person acting on their behalf (i) has, within the six-month period prior to the date hereof, offered or sold in the United States or to any U.S. person (as such terms are defined in Regulation S under the Securities Act) the Offered Securities or any of the same class or series as the Offered Securities or (ii) has offered or will offer or sell the Offered Securities (A) in the United States by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act or (B) with respect to any such securities sold in reliance on Rule 903 of Regulation S under the Securities Act ("**Regulation S**"), by means of any directed selling efforts within the meaning of Rule 902(c) of Regulation S. The Company, the Guarantors and their affiliates will comply with the offering restrictions requirement of Regulation S applicable to the Company and the Guarantors with respect to the transactions contemplated by this Agreement. Neither the Company nor any Guarantor has entered or will enter into any contractual arrangement with respect to the distribution of the Offered Securities except for this Agreement.

(t)   Except in order to fund, in part, the acquisition of the shares of the Acquired Company, the proceeds to the Company from the offering of the Offered Securities will be used as described under the heading "Use of Proceeds" in the General Disclosure Package and the Final Offering Circular.

(u)   There is no "**substantial U.S. market interest**" as defined in Rule 902(j)(2) of Regulation S in the debt securities of the Company or any Guarantor.

(v)   The Offered Securities and the Exchange Securities have been duly authorized and, in the case of the Offered Securities, when issued, delivered and paid for pursuant to this Agreement, and, in the case of the Exchange Securities, when issued and delivered to the holders of the Offered Securities in exchange therefor as contemplated by the Registration Rights Agreement, will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Company and each of the Guarantors, enforceable against each of them in accordance with their terms and entitled to the benefits provided by the

Indenture, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy considerations.

(w)   The Indenture has been duly authorized by the Company and the Guarantors and, when executed and delivered by the Company and each of the Guarantors and the Trustee, will constitute a valid and legally binding instrument of the Company and each of the Guarantors, enforceable against each of them in accordance with its terms, subject, as to enforcement, bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy considerations. On the Closing Date, the Indenture will conform in all material respects to the requirements of the Trust Indenture Act, and the rules and regulations of the Commission applicable to an indenture which is qualified thereunder.

(x)   The Offered Securities and the Indenture will conform in all material respects to the descriptions under the heading "Description of Notes" in the General Disclosure Package and the Final Offering Circular.

(y)   The Registration Rights Agreement has been duly authorized by the Company and each of the Guarantors and when executed and delivered by the Company and each of the Guarantors, will constitute a valid and legally binding obligation of the Company and each of the Guarantors, enforceable against each of them in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy considerations, and except as the enforcement of indemnification and contribution provisions thereof may be limited by applicable law; and the Registration Rights Agreement will conform to the description thereof in the General Disclosure Package and the Final Offering Circular.

(z)   The Stock Purchase Agreement has been duly authorized, executed and delivered by the Company and each of the Company's subsidiaries party thereto and constitutes valid and legally binding obligations of the Company and each of such subsidiaries, enforceable against each of them in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy considerations.

(aa)   The Credit Documents have been duly authorized by the Company and each of the Guarantors and when executed and delivered by the Company and each of the Guarantors, will constitute valid and legally binding obligations of the Company and each of the Guarantors, enforceable against each of them in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws of general applicability relating to or affecting creditors' rights and to general equity principles and public policy considerations.

(bb)   There are no contracts, agreements or understandings between the Company or any Guarantor and any person granting such person the right to require the Company or such Guarantor to file a registration statement under the Securities Act with respect to any securities of the Company or such Guarantor or to require the Company or such Guarantor to include such securities with the Offered Securities and the Guarantees registered pursuant to any registration statement.

(cc)   Except for that certain Exclusive Patent License Agreement, dated November 14, 1997, between the Company and the University of Washington, neither the Company, nor any of its subsidiaries nor any agent thereof acting on their behalf, has taken, and none of them will take, any action that might cause this Agreement or the issuance or sale of the Offered Securities and the Guarantees to violate Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System.

(dd)   No "**nationally recognized statistical rating organization**" as such term is defined for purposes of Rule 436(g)(2) under the Securities Act: (i) has imposed (or has informed the Company or any Guarantor that it is considering imposing) any condition (financial or otherwise) on the Company's or any Guarantor's retaining any rating assigned to the Company or any Guarantor, any securities of the Company or any Guarantor; or (ii) has indicated to the Company or any Guarantor that it is considering: (A) the downgrading, suspension, or withdrawal of, or any review for a possible change that does not indicate the direction of the possible change in, any rating so assigned; or (B) any change in the outlook for any rating of the Company, any Guarantor or any securities of the Company or any Guarantor.

(ee)   No registration under the Securities Act of the Offered Securities or the Guarantees is required for the sale of the Offered Securities and the Guarantees to the Purchasers as contemplated hereby or for the resales thereof by the Purchasers, assuming the accuracy of the Purchasers' representations, and compliance by the Purchasers with the agreements, set forth in Section 4 hereof.

(ff)   The Company has heretofore furnished to the Purchasers:

(i)   its consolidated balance sheets as of December 31, 2004 and as of December 31, 2005 and its consolidated statements of income, stockholder's equity and cash flows for the fiscal years ended December 31, 2005, December 31, 2004 and the fifteen months ended December 31, 2003, audited by and accompanied by the opinion of Ernst & Young LLP, independent registered public accountants for the Company. Such financial statements included in the General Disclosure Package and the Final Offering Circular present fairly in all material respects the financial condition and results of operations and cash flows of the Company and its consolidated subsidiaries as of such dates and for such periods. Such balance sheets and the notes thereto disclose all material liabilities, direct or contingent, of the Company and its consolidated subsidiaries as of the dates thereof. Such financial statements were prepared in accordance with generally accepted accounting principles in the U.S. ("**GAAP**"), applied on a consistent basis.

(ii)   the consolidated balance sheets as of December 31, 2004 and as of December 31, 2005 of the Acquired Company and statements of income, stockholder's equity and cash flows of the Acquired Company for the fiscal years ended December 31, 2005 and December 31, 2004, audited by and accompanied by the opinion of PricewaterhouseCoopers LLP, independent registered public accountants for the Acquired Company. Such financial statements included or incorporated by reference in the General Disclosure Package and the Final Offering Circular present fairly in all material respects the financial condition and results of operations and cash flows of the Acquired Company and its consolidated subsidiaries as of such dates and for such periods. Such balance sheets and the notes thereto disclose all material liabilities, direct or contingent, of the Acquired Company and its consolidated subsidiaries as of the dates thereof. Such financial statements were prepared in accordance with GAAP, applied on a consistent basis.

(gg)   The Company has heretofore delivered to the Purchasers its unaudited pro forma consolidated balance sheet and statement of income as of December 31, 2005, prepared giving effect to the Transactions as if they had occurred, with respect to such balance sheet, on such date and, with respect to such statement of income, on the first day of the 12-month period ending on such date. Such pro forma financial statements: (i) have been prepared in good faith by the Company; (ii) were prepared using assumptions that provide a reasonable basis for presenting the significant effects of the Transactions, (iii) give appropriate effect to such assumptions; and (iv) comply as to form in all material respects with the applicable accounting requirements of Regulation S-X under the Securities Act; and (iv) present fairly in all material respects on a pro forma basis the estimated consolidated financial position of the Company and its consolidated subsidiaries as of such date and for such period on the basis of such assumptions and, assuming that the Transactions had actually occurred at such date or at the beginning of such period, as the case may be.

(hh)   Each of the Company and its subsidiaries has timely filed all income tax returns (including all U.S. and Canadian federal, state and provincial income tax returns, and all local and foreign income tax returns) that are required by law to be filed, whether or not arising from transactions in the ordinary course of business, and has paid all income taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for failures to file such returns or to pay such taxes as would not reasonably be expected to result in a Material Adverse Change, whether or not arising from transactions in the ordinary course of business.

(ii)   The Company has been advised by the Private Offerings, Resales and Trading Through Automatic Linkages (PORTAL) Market ("**PORTAL**") that the Offered Securities have been designated PORTAL Market securities in accordance with the rules and regulations of the National Association of Securities Dealers (the "**NASD**") relating to trading in PORTAL and that the Offered Securities are eligible for clearance and settlement through the facilities of The Depository Trust Company ("**DTC**").

(jj)   Each of the Company and its subsidiaries are in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("**ERISA**"); no "**reportable event**" (as defined in ERISA) has occurred with respect to any "**pension plan**" (as defined in ERISA) for which the Company or any of its subsidiaries would have any liability, except for any such event as would not, when taken together with all other such events, reasonably be expected to result in a Material Adverse Change; neither the Company nor any of its subsidiaries has incurred or, to the knowledge of the Company, expects to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "**pension plan**" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "**Code**"), except for any such liability as would not reasonably be expected to result in a Material Adverse Change; and each "**pension plan**" for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and, to the knowledge of the Company, nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(kk)   The Canadian Pension Plans (as hereinafter defined) are duly registered in accordance with any requirement of applicable law that requires registration and no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations of the Company and its subsidiaries (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Canadian Pension Plans and the funding agreements therefor have been performed in a timely fashion. As of the date hereof, there are no outstanding disputes concerning the assets held under the funding agreements for the Canadian Pension Plans or the Canadian Benefit Plans (as hereinafter defined). No promises of benefit improvements under the Canadian Pension Plans or the Canadian Benefit Plans have been made except where such improvement would not reasonably be expected to have a Material Adverse Effect. All contributions or premiums required to be made or paid by the Company and its subsidiaries to the Canadian Pension Plans, any Canadian Multi-Employer Plan (as hereinafter defined) or the Canadian Benefit Plans have been made or paid in a timely fashion in accordance with the terms of such plans and all applicable requirements of law. All employee contributions to the Canadian Pension Plans or the Canadian Benefit Plans by way of authorized payroll deduction or otherwise have been properly withheld or collected by the Company and its subsidiaries, as applicable, and fully paid into such plans in a timely manner. The pension fund under each Canadian Pension Plan is exempt from the payment of any income tax and, to the knowledge of the Company, there are no taxes, penalties or interest owing in respect of any such pension fund. All material reports and disclosures relating to the Canadian Pension Plans required by such plans and any applicable requirement of law to be filed or distributed have been filed or distributed in a timely manner. "**Canadian Benefit Plans**" shall mean all employee benefit plans maintained or contributed to by the Company or any subsidiary of the Company that are not Canadian Pension Plans, including all profit sharing, savings, post-retirement, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, legal services, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of the Company or any subsidiary of the Company employed in Canada participate or are eligible to participate. "**Canadian Multi-Employer Plan**" shall mean a multi-employer plan within the meaning of the Regulations under the Canadian Tax Act and applicable pension standards legislation in Canada. "**Canadian Pension Plan**" shall mean any "**registered pension plan**" as defined in the Income Tax Act (Canada) established or maintained by the Company, the Guarantors or any of their subsidiaries for their employees or former employees employed in Canada and for greater certainty does not include a Canadian Multi-Employer Plan. "**Canadian Tax Act**" shall mean the Income Tax Act (Canada) or any successor law purported to cover the same subject matter, as amended from time to time.

3. *Purchase, Sale and Delivery of Offered Securities.* On the basis of the representations, warranties and agreements and subject to the terms and conditions set forth herein, the Company agrees to sell to the several Purchasers, and each of the Purchasers agrees, severally and not jointly, to purchase from the Company, at a purchase price of 97.75% of the principal amount thereof, to the respective principal amounts of Offered Securities set forth set forth opposite the names of the several Purchasers in <u>Annex A</u> hereto.

The Company will deliver against payment of the purchase price the Offered Securities in the form of one or more permanent global securities in definitive form (the "**Global Securities**") deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee for DTC. Interests in any permanent global securities will be held only in book-entry form through DTC, except in the limited circumstances described in the Final Offering Circular.

Payment for the Offered Securities shall be made by the Purchasers in Federal (same day) funds by wire transfer to an account at a bank acceptable to Credit Suisse Securities (USA) LLC at the office of Sullivan & Cromwell LLP, 1888 Century Park East, Suite 1000, Los Angeles, California, at 9:00 a.m. (New York time), on March 23, 2006, or at such other time not later than seven full business days thereafter as Credit Suisse Securities (USA) LLC and the Company determine, such time being herein referred to as the "**Closing Date**," against delivery to the Trustee as custodian for DTC of the Global Securities representing all of the Offered Securities. The Global Securities will be made available for checking at the above office of Sullivan & Cromwell LLP at least 24 hours prior to the Closing Date.

4. *Representations by Purchasers; Resale by Purchasers.*

(a) Each Purchaser severally represents and warrants to the Company that it is an "**accredited investor**" within the meaning of Regulation D under the Securities Act.

(b) Each Purchaser severally acknowledges that the Offered Securities have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act. Each Purchaser severally represents and agrees that it has offered and sold the Offered Securities, and will offer and sell the Offered Securities (i) as part of its distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the offering and the latest Closing Date, only in accordance with Rule 903 under Regulation S or Rule 144A under the Securities Act ("**Rule 144A**"). Accordingly, neither the Purchasers nor their affiliates, nor any persons acting on their behalf, have engaged or will engage in any directed selling efforts with respect to the Offered Securities, and the Purchasers, their affiliates and all persons acting on their behalf have complied and will comply with the offering restrictions requirement of Regulation S and Rule 144A. Each Purchaser severally agrees that, at or prior to confirmation of sale of the Offered Securities, other than a sale pursuant to Rule 144A, such Purchaser will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases the Offered Securities from it during the restricted period a confirmation or notice to substantially the following effect (terms used in this subsection (b) have the meanings given to them by Regulation S):

> THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

(c)   Each Purchaser severally agrees that it and each of its affiliates has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities except for any such arrangements with the other Purchasers or affiliates of the other Purchasers or with the prior written consent of the Company.

(d)   Each of the Purchasers severally represents and agrees that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to the Company; and (ii) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Securities in, from or otherwise involving the United Kingdom.

5.   *Certain Agreements of the Company and the Guarantors.* The Company agrees, and, as applicable, the Guarantors agree, with the several Purchasers that:

(a)   The Company will advise the Purchasers promptly of any proposal to amend or supplement the Preliminary or Final Offering Circular and will not effect such amendment or supplementation without the consent of the Purchasers. If, at any time prior to the completion of the resale of the Offered Securities by the Purchasers, there occurs an event or development as a result of which any document included in the Preliminary or Final Offering Circular, General Disclosure Package or any Supplemental Marketing Material included or would include an untrue statement of a material fact or omitted or would omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, or if it is necessary at any such time to amend or supplement the Preliminary or Final Offering Circular, General Disclosure Package or any Supplemental Marketing Material to comply with any applicable law, the Company promptly will notify the Purchasers of such event and promptly will prepare, at its own expense, an amendment or supplement which will correct such statement or omission. Neither the consent of the Purchasers to, nor the Purchasers' delivery to offerees or investors of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7 of this Agreement. The Company's obligations under the second sentence of this subsection shall terminate on the earliest to occur of (i) the closing date of an Exchange Offer pursuant to, and as defined in, the Registration Rights Agreement, (ii) the effective date of the Shelf Registration Statement (as defined in the Registration Rights Agreement) and (iii) the date upon which the Purchasers and the Purchasers' affiliates cease to hold Offered Securities acquired by them as part of their initial distribution.

(b)   The Company will furnish to the Purchasers copies of each document comprising a part of the Preliminary Offering Circular, each other document comprising a part of the General Disclosure Package, the Final Offering Circular, all amendments and supplements to such documents and each item of Supplemental Marketing Material, in each case as soon as available and in such quantities as the Purchasers reasonably requests. At any time when the Company is not subject to Section 13 or 15(d) of the Exchange Act and is not exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, the Company will promptly furnish or cause to be furnished to the Purchasers (and, upon request, to each of the other Purchasers) and, upon request of holders and prospective purchasers of the Offered Securities, to such holders and purchasers, copies of the information required to be delivered to holders and prospective purchasers of the Offered Securities pursuant to Rule 144A(d)(4) under the Securities Act (or any successor provision thereto) in order to permit compliance with Rule 144A in connection with resales by such holders of the Offered Securities. The Company will pay the expenses of printing and distributing to the Purchasers all such documents.

(c)   The Company will arrange for the qualification of the Offered Securities for sale and the determination of their eligibility for investment under the laws of such jurisdictions in the United States and Canada as the Purchasers designate and will continue such qualifications in effect so long as required for the resale of the Offered Securities by the Purchasers, provided that the Company will not be required to qualify as a foreign corporation or to file a general consent to service of process in any such state where it is not required to do so.

(d)   The Company shall cause (i) the certificates representing the Offered Securities, and/or (ii) any ownership statement issued under a direct registration system or other electronic book-entry system acceptable to the Canadian securities regulators, to carry the following legend:

IN CANADA UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 22, 2006.

(e)   If, when issued, the Exchanged Securities are subject to resale restrictions under applicable Canadian securities laws, the Company shall cause (i) the certificates representing Exchange Securities, and/or (ii) any ownership statement issued under a direct registration system or other electronic book-entry system acceptable to the Canadian securities regulators, to carry the following legend:

IN CANADA UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY [insert date which is 121 calendar days after the distribution date of the Exchange Securities].

(f)   Until the earlier of (i) two years after the Closing Date and (ii) the closing date of an Exchange Offer pursuant to, and as defined in, the Registration Rights Agreement, the Company will, upon request, furnish to each Purchaser and any holder of Offered Securities a copy of the restrictions on transfer applicable to the Offered Securities.

(g)   During the period of two years after the Closing Date, the Company will not, and will not permit any of its affiliates (as defined in Rule 144 under the Securities Act) to, resell any of the Offered Securities that have been reacquired by any of them, except for the Offered Securities purchased by the Company or any of its affiliates and resold in a transaction registered under the Securities Act.

(h)   During the period of two years after the Closing Date, the Company will not be or become, an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act.

(i)   The Company will pay all expenses incidental to the performance of its obligations under this Agreement, the Indenture and the Registration Rights Agreement and including (i) the fees and expenses of the Trustee and its professional advisers; (ii) all expenses in connection with the execution, issue, authentication, packaging and initial delivery of the Offered Securities and, as applicable, the Exchange Securities, the preparation and printing of this Agreement, the Registration Rights Agreement, the

Offered Securities, the Preliminary Offering Circular, any other documents comprising any part of the General Disclosure Package, the Final Offering Circular, and all amendments and supplements thereto, each item of Supplemental Marketing Material and any other document relating to the issuance, offer, sale and delivery of the Offered Securities and the Exchange Securities; (iii) the cost of qualifying the Offered Securities for trading in PORTAL and any expenses incidental thereto; (iv) any expenses (including reasonable fees and disbursements of counsel) incurred in connection with qualification of the Offered Securities or the Exchange Securities for sale under the laws of such jurisdictions in the United States and Canada as the Purchasers designate and the printing of memoranda relating thereto; (v) any fees charged by investment rating agencies for the rating of the Offered Securities or the Exchange Securities; and (vi) expenses incurred in distributing the Preliminary Offering Circular, any other documents comprising of any part of the General Disclosure Package, the Final Offering Circular (including any amendments and supplements thereto) and any Supplemental Marketing Materials to the Purchasers. The Company will also pay or reimburse the Purchasers (to the extent incurred by them) for all travel expenses of the Purchasers and the Company's officers and employees and any other expenses of the Purchasers and the Company in connection with attending or hosting meetings with prospective purchasers of the Offered Securities from the Purchasers.

(j)   In connection with the offering, until the Purchasers shall have notified the Company and the other Purchasers of the completion of the resale of the Offered Securities, neither the Company nor any Guarantor, nor any of their affiliates has or will, either alone or with one or more other persons, bid for or purchase for any account in which it or any of their affiliates has a beneficial interest any Offered Securities or attempt to induce any person to purchase any Offered Securities and neither the Company, nor any Guarantor nor any of their affiliates will make bids or purchases for the purpose of creating actual, or apparent, active trading in, or of raising the price of, the Offered Securities.

(k)   Except for actions taken in accordance with the Registration Rights Agreement, for a period of 90 days after the date of the initial offering of the Offered Securities by the Purchasers, neither the Company nor any Guarantor will offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act or file a prospectus with Canadian securities regulators relating to, or otherwise announce its intention to do any of the foregoing with respect to, any debt securities issued or guaranteed by the Company or any Guarantor and having a maturity of more than one year from the date of issue, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the Purchasers. Neither the Company nor any Guarantor will at any time offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any securities under circumstances where such offer, sale, pledge, contract or disposition would cause the exemption afforded by Section 4(2) of the Securities Act or the safe harbor of Regulation S thereunder to cease to be applicable to the offer and sale of the Offered Securities.

(l)   The Company and the Guarantors will indemnify and hold harmless the Purchasers against any documentary, stamp or similar issuance tax, including any interest and penalties, on the creation, issuance and sale of the Offered Securities and on the execution and delivery of this Agreement. All payments to be made by the Company and the Guarantors hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company or the Guarantor is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company or the Guarantor shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made, unless such taxes, duties or charges would not have been imposed but for (a) the Purchaser being resident or deemed to be resident in Canada within the meaning and for the purposes of the Canadian Tax Act, (b) the Purchaser holding the Offered Securities in the course of carrying on a business in Canada, or having a permanent establishment in Canada, within the meaning and for the purposes of the Canadian Tax Act or any applicable provincial tax legislation or in the case of a Purchaser who carries on any insurance in Canada and elsewhere the Offered Securities are effectively connected with such insurance business in Canada, or (c) the Purchaser not dealing at arm's length with the Company within the meaning and for the purposes of the Canadian Tax Act.

(m)   The Company will cooperate with the Purchasers and use its best efforts to permit the Securities to be eligible for clearance and settlement through DTC.

6.   *Free Writing Communications*.

(a)   The Company represents and agrees that, unless it obtains the prior consent of the Purchasers, and each Purchaser represents and agrees that, unless it obtains the prior consent of the Company and the other Purchaser, it has not made and will not make any offer relating to the Offered Securities that would constitute Supplemental Marketing Material or a Free Writing Communication (other than as provided by Section 6(b) hereof).

(b)   The Company consents to the use by any Purchaser of a Free Writing Communication that (i) contains only (A) information describing the preliminary terms of the Offered Securities or their offering or (B) information that describes the final terms of the Offered Securities or their offering and that is included in the Terms Communication or is included in or is subsequently included in the Final Offering Circular or (ii) does not contain any material information about the Company or its securities that was provided by or on behalf of the Company.

7.   *Conditions of the Obligations of the Purchasers*. The obligations of the several Purchasers to purchase and pay for the Offered Securities on the Closing Date will be subject to the accuracy of the representations and warranties on the part of the Company and the Guarantors herein, to the accuracy of the statements of officers of the Company made pursuant to the provisions hereof, to the performance by the Company and the Guarantors of their respective obligations hereunder and to the following additional conditions precedent:

(a)   The Purchasers shall have received a letter, dated the date of this Agreement, of Ernst & Young LLP, independent registered public accountants, in the form attached as Exhibit B hereto:

(b)   The Purchasers shall have received a letter, dated the date of this Agreement, of PricewaterhouseCoopers LLP, independent registered public accountants, in the form attached as Exhibit C hereto.

(c)   Subsequent to the execution and delivery of this Agreement, there shall not have occurred: (i) any change, or any development or event involving a prospective change, in the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as one enterprise which, in the judgment of the Purchasers, is material and adverse and makes it impractical or inadvisable to proceed with completion of the offering or the sale of and payment for the Offered Securities; (ii) any downgrading in the rating of any debt securities or preferred stock of the Company by any "**nationally recognized statistical rating organization**" (as defined for purposes of Rule 436(g) under the Securities Act), or any public announcement that any such organization has under surveillance or review its rating of any debt securities or preferred stock of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating) or any announcement that the Company has been placed on negative outlook; (iii) any change in U.S., Canadian or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the judgment of the Purchasers, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iv) any material suspension or material limitation of trading in securities generally on the New York Stock Exchange, the Toronto Stock Exchange or the Nasdaq National Market, or any setting of minimum prices for trading on such exchange or market, as applicable; (v) any suspension of trading of any securities of the Company on the Toronto Stock Exchange or the Nasdaq National Market; (vi) any banking moratorium declared by U.S. Federal, New York or Canadian authorities; (vii) any major disruption of settlements of securities or clearance services in the United States or Canada; or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or Canada, any declaration of war by Congress or any other national or international calamity or emergency if, in the reasonable judgment of the Purchasers, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the offering or sale of and payment for the Offered Securities.

(d)   The Purchaser shall have received an opinion and negative assurance letter, dated the Closing Date, of Sullivan & Cromwell, LLP, counsel for the Company, in the forms of Exhibits D and E respectively:

(e)   The Purchasers shall have received an opinion, dated the Closing Date, from Irwin, White & Jennings LLP, British Columbia counsel for the Company, in form and substance reasonably satisfactory to the Purchasers;

(f)   The Purchaser shall have received an opinion, dated the Closing Date, from Borden Ladner Gervais LLP, special British Columbia counsel to the Company, in form and substance reasonably satisfactory to the Purchasers with respect to the Guarantors organized under the laws of the Province of Nova Scota;

(g)   The Purchasers shall have received an opinion, dated the Closing Date, from Moskowitz & Meredith LLP, special Canadian tax counsel to the Company, in the form and substance reasonably satisfactory to the Purchasers;

(h)   The Purchaser shall have received an opinion, dated the Closing Date, from and Stewart McKelvey Stirling Scales LLP, Nova Scotia counsel for the Company, in form and substance reasonably satisfactory to the Purchasers with respect to the Guarantors organized under the laws of the Province of Nova Scotia;

(i)   The Purchaser shall have received an opinion, dated the Closing Date, from Heller Ehrman LLP, special Delaware counsel for the Company, in form and substance reasonably satisfactory to the Purchasers with respect to the Guarantors organized under the laws of the State of Delaware.

(j)   The Purchaser shall have received an opinion, dated the Closing Date, from Heller Ehrman LLP, Washington counsel for the Company, in form and substance reasonably satisfactory to the Purchasers with respect to the Guarantor organized under the laws of the State of Washington.

(k)   The Purchaser shall have received an opinion, dated the Closing Date, from Heller Ehrman LLP, special New York counsel for the Company, in form and substance reasonably satisfactory to the Purchasers with respect to the Guarantor organized under the laws of the State of New York.

(l)   The Purchaser shall have received an opinion, dated the Closing Date, from Faegre & Bensen LLP, Colorado counsel for the Company, in form and substance reasonably satisfactory to the Purchasers with respect to the Guarantor organized under the laws of the State of Colorado.

(m)   The Purchaser shall have received an opinion, dated the Closing Date, from Lionel Sawyer & Collings, Nevada counsel for the Company, in form and substance reasonably satisfactory to the Purchasers with respect to the Guarantors organized under the laws of the State of Nevada.

(n)   The Purchasers shall have received an opinion, dated the Closing Date, from Oblon, Spivak, McClelland, Maier & Neustadt, P.C., patent counsel for the Company, in form and substance reasonably satisfactory to the Purchasers.

(o)   The Purchasers shall have received from Latham & Watkins LLP, counsel for the Purchasers, and Torys LLP, special Canadian counsel for the Purchasers, such opinion or opinions, dated the Closing Date and addressed to the Purchasers, with respect to the issuance and sale of the Offered Securities, the General Disclosure Package, the Final Offering Circular, the Registration Rights Agreement and the Indenture and other related matters as the Purchasers may reasonably require, and the Company and the Guarantors shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(p)   The Company and each Guarantor shall have furnished to the Purchasers a certificate of the Company and each Guarantor, signed by each of Dr. William L. Hunter M.D., the Chief Executive Officer, President of the Company, and Mr. Tom Bailey, the Chief Financial Officer of the Company, in the case of the certificate of the Company, and by the chief executive officer and the chief financial officer of each Guarantor, in the case of the certificates of each Guarantor, in each case dated the Closing Date, to the effect that such persons have carefully examined the General Disclosure Package, the Final Offering Circular and this Agreement and that: (i) the representations and warranties of the Company and the Guarantors in this Agreement are true and correct in all material respects, in the case of representations or warranties not qualified by materiality, or true and correct in all respects, in the case of representations and warranties qualified by materiality, on and as of the Closing Date with the same effect as if made on the Closing Date, and the Company and the Guarantors have complied with all agreements and satisfied all conditions on their respective part to be performed or satisfied hereunder at or prior to the Closing Date; and (ii) since the date of the most recent financial statements included in the General Disclosure Package and the Final Offering Circular, there has been no material adverse effect on the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as a whole.

(q)   The Offered Securities shall have been designated as PORTAL-eligible securities in accordance with the rules and regulations of the NASD, and the Offered Securities shall be eligible for clearance and settlement through the facilities of DTC.

(r)   The Company and the Guarantors shall have entered into the Registration Rights Agreement and the Indenture, and the Purchasers shall have received counterparts, conformed as executed, thereof (including all exhibits thereto).

(s)   The Company and the Guarantors shall have executed and delivered the Credit Documents and the Purchasers shall have received copies thereof. Each of the other Transactions shall have been, or shall substantially simultaneously be, consummated without any amendment or waiver of any of the Transaction Documents (other than any such amendment or waiver approved by the Purchasers), and the Purchasers shall have received satisfactory evidence thereof.

(t)   Prior to the Closing Date, the Company shall have furnished to the Purchasers such further information, certificates and documents as the Purchasers the Purchasers may reasonably request.

The Company will furnish the Purchasers with such conformed copies of such opinions, certificates, letters and documents as the Purchasers reasonably request. The Purchasers may in their sole discretion waive compliance with any conditions to the obligations of the Purchasers hereunder.

8.   *Indemnification and Contribution.*

        (a)   The Company and the Guarantors will jointly and severally indemnify and hold harmless each Purchaser, its officers, partners, members, directors and its affiliates and each person, if any, who controls such Purchaser within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such Purchaser may become subject, under the Securities Act or the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the any document comprising a part of the Preliminary Offering Circular or the Final Offering Circular at any time, in each case as amended or supplemented, or any Supplemental Marketing Material or any Issuer Free Writing Communication at any time, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, including any losses, claims, damages or liabilities arising out of or based upon the Company's or the Guarantors' failure to perform their respective obligations under Section 5 of this Agreement, and will reimburse each Purchaser for any legal or other expenses reasonably incurred by such Purchaser in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; *provided, however*, that neither the Company nor any Guarantor will be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Purchaser through Credit Suisse Securities (USA) LLC specifically for use therein, it being understood and agreed that the only such information consists of the information described as such in subsection (b) below.

        (b)   Each Purchaser will severally and not jointly indemnify and hold harmless the Company and each Guarantor, their directors and officers and each person, if any, who controls the Company and each Guarantor within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities to which the Company and each Guarantor may become subject, under the Securities Act or the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Preliminary Offering Circular, any document comprising a part of the Preliminary Circular or the Final Offering Circular, in each case as amended or supplemented, or any Supplemental Marketing Material or any Issuer Free Writing Communication at any time or arise out of or are based upon the omission or the alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Purchaser through Credit Suisse Securities (USA) LLC specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by the Company and the Guarantors in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred, it being understood and agreed that the only such information furnished by any Purchaser consists of the following information in the Preliminary and Final Offering Circular furnished on behalf of each Purchaser under the caption "Plan of Distribution": the sixth paragraph and the third sentence of the tenth paragraph; *provided, however*, that the Purchasers shall not be liable for any losses, claims, damages or liabilities arising out of or based upon the Company's or the Guarantors' failure to perform its obligations under Section 5 of this Agreement.

(c)   Promptly after receipt by an indemnified person under this Section (each, an "**Indemnified Person**") of notice of the commencement of any action, such Indemnified Person will, if a claim in respect thereof is to be made against the indemnifying person under subsection (a) or (b) above (each, an "**Indemnifying Person**"), notify the Indemnifying Person of the commencement thereof; but the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and *provided further* that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under subsection (a) or (b) above. In case any such action is brought against any Indemnified Person and it notifies the Indemnifying Person of the commencement thereof, the Indemnifying Person will be entitled to participate therein and, to the extent that it may wish, jointly with any other Indemnifying Person similarly notified, to assume the defense thereof, with counsel satisfactory to such Indemnified Person (who shall not, except with the consent of the Indemnified Person, be counsel to the Indemnifying Person), and after notice from the Indemnifying Person to such Indemnified Person of its election so to assume the defense thereof, the Indemnifying Person will not be liable to such Indemnified Person under this Section for any legal or other expenses subsequently incurred by such Indemnified Person in connection with the defense thereof other than reasonable costs of investigation. No Indemnifying Person shall, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened action in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person unless such settlement includes (i) an unconditional release of such Indemnified Person from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Person.

(d)   If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an Indemnified Person under subsection (a) or (b) above, then each Indemnifying Person shall contribute to the amount paid or payable by such Indemnified Person as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Purchasers on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Guarantors on the one hand and the Purchasers on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantor on the one hand and the Purchasers on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total discounts and commissions received by the Purchasers from the Company under this Agreement. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Guarantors or the Purchasers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an Indemnified Person as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Purchaser shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities purchased by it were resold exceeds the amount of any damages which such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The Purchasers' obligations in this subsection (d) to contribute are several in proportion to their respective purchase obligations and not joint.

(e)   The obligations of the Company and the Guarantors under this Section shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Purchaser within the meaning of the Securities Act or the Exchange Act; and the obligations of the Purchasers under this Section shall be in addition to any liability which the respective Purchasers may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act.

9.   *Default of Purchasers.* If any Purchaser or Purchasers default in their obligations to purchase Offered Securities hereunder on the Closing Date and the aggregate principal amount of Offered Securities that such defaulting Purchaser or Purchasers agreed but failed to purchase does not exceed 10% of the total principal amount of Offered Securities that the Purchasers are obligated to purchase on the Closing Date, Credit Suisse Securities (USA) LLC may make arrangements satisfactory to the Company for the purchase of such Offered Securities by other persons, including any of the Purchasers, but if no such arrangements are made by the Closing Date, the non-defaulting Purchasers shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Purchasers agreed but failed to purchase on the Closing Date. If any Purchaser or Purchasers so default and the aggregate principal amount of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total principal amount of Offered Securities that the Purchasers are obligated to purchase on the Closing Date and arrangements

satisfactory to Credit Suisse Securities (USA) LLC and the Company for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Purchaser or the Company, except as provided in Section 10 of this Agreement. As used in this Agreement, the term "**Purchaser**" includes any person substituted for a Purchaser under this Section. Nothing herein will relieve a defaulting Purchaser from liability for its default.

10.   *Survival of Certain Representations and Obligations.* The respective indemnities, agreements, representations, warranties and other statements of the Company and the Guarantors or their respective officers and of the several Purchasers set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Purchaser, the Company, the Guarantors or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If this Agreement is terminated pursuant to Section 9 or if for any reason the purchase of the Offered Securities by the Purchasers is not consummated, the Company and the Guarantors shall remain responsible, jointly and severally, for the expenses to be paid or reimbursed by them pursuant to Section 5 of this Agreement and the respective obligations of the Company, the Guarantors and the Purchasers pursuant to Section 8 of this Agreement shall remain in effect and, if any Offered Securities have been purchased hereunder, the representations and warranties in Section 2 of this Agreement and all obligations under Section 5 of this Agreement shall also remain in effect. If the purchase of the Offered Securities by the Purchasers is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 9 of this Agreement or the occurrence of any event specified in clause (iii), (iv), (vi), (vii) or (viii) of Section 7(c) of this Agreement, the Company and the Guarantors will reimburse, jointly and severally, the Purchasers for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities.

11.   *Notices*. All communications hereunder will be in writing and:

(a)   if sent to the Purchasers, will be mailed, delivered or telegraphed and confirmed to the Purchasers at:

> c/o: Credit Suisse Securities (USA) LLC
> Eleven Madison Avenue
> New York, New York 10010-3629
> Telephone: (310) 712-6600
> Facsimile: (310) 712-8800
> *Attention*: LCD-IBD

provided, *however*, that any notice sent to a Purchaser pursuant to Section 8 of this Agreement shall be mailed, delivered or telegraphed and confirmed to such Purchaser,

with copies thereof to:

Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, California 94111
Telephone: (415) 391-0600
Facsimile: (415) 395-8095
Attention: Tracy K. Edmonson, Esq. / Keith Benson, Esq.

(b)   if to the Company or any Guarantor, will be mailed, delivered or telegraphed and confirmed to the Company and such Guarantor at:

Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, British Columbia
Canada V6A 1B6
Telephone: (604) 221-7676
Facsimile: (604) 221-6915
Attention: General Counsel

with copies thereof to:

Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
Telephone: (310) 712-6600
Facsimile: (310) 712-8800
Attention: Alison Ressler, Esq.

12.   *Successors.* This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder, except that holders of Offered Securities shall be entitled to enforce the agreements for their benefit contained in the second and third sentences of Section 5 hereof against the Company and the Guarantors as if such holders were parties thereto.

13.   *Counterparts.* This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

14.   *Absence of Fiduciary Relationship.* The Company acknowledges and agrees that:

(a)   the Purchasers have been retained solely to act as initial purchasers in connection with the initial purchase, offering and resale of the Offered Securities and that no fiduciary, advisory or agency relationship between the Company or the Guarantors and the Purchasers have been created in respect of any of the transactions contemplated by this Agreement or the Preliminary Offering Circular or Final Offering Circular, irrespective of whether the Purchasers have advised or is advising the Company or any Guarantor on other matters;

(b)   the purchase price of the Offered Securities set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Purchasers, and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)   the Company and the Guarantors have been advised that the Purchasers and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and the Guarantors, and that the Purchasers have no obligation to disclose such interests and transactions to the Company or any Guarantor by virtue of any fiduciary, advisory or agency relationship; and

(d)   the Company and the Guarantors waive, to the fullest extent permitted by law, any claims they may have against the Purchasers for breach of fiduciary duty or alleged breach of fiduciary duty arising out of any of the transactions contemplated by this Agreement or the Preliminary Offering Circular or Final Offering Circular and agree that the Purchasers shall have no liability (whether direct or indirect) to the Company or any Guarantor in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company or any Guarantor, including stockholders, employees or creditors of the Company or any Guarantor.

Notwithstanding the foregoing in this Section 14, Merrill Lynch, Pierce, Fenner & Smith Incorporated acknowledges and agrees that this Section 14 shall not amend, modify or affect the duties or obligations of Merrill Lynch & Co. ("MLC") to the Company arising as a result of that certain Engagement Letter, dated November 15, 2005, between the Company and MLC.

15.   *Applicable Law*. **This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York**.

16.   *Venue*. The Company and the Guarantors hereby submit to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each Guarantor hereby irrevocably appoints the Company as its true and lawful attorney-in-fact to receive and accept service of process relating to this Agreement. The Company, for itself and on behalf of each Guarantor, irrevocably appoints National Registered Agents, Inc. as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process

upon such agent, and written notice of said service to the Company or any Guarantor, by the person serving the same to the address provided in Section 11 of this Agreement, shall be deemed in every respect effective service of process upon the Company or any Guarantor in any such suit or proceeding. The Company and the Guarantors further agree to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

17. *Foreign Currency*. The obligation of the Company or any Guarantor in respect of any sum due to any Purchaser shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Purchaser of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Purchaser may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Purchaser hereunder, the Company and the Guarantors agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Purchaser against such loss. If the United States dollars so purchased are greater than the sum originally due to such Purchaser hereunder, such Purchaser agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Purchaser hereunder.

[*Intentionally Left Blank*]

If the foregoing is in accordance with the Purchasers' understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement among the Company, the Guarantors and the several Purchasers in accordance with its terms.

Very truly yours,

ANGIOTECH PHARMACEUTICALS, INC.

(Signed) K. Thomas Bailey
  Name: K. Thomas Bailey
  Title: CFO

ANGIOTECH PHARMACEUTICALS (US), INC., as a Subsidiary Guarantor

(Signed) David Hall
  Name: David Hall
  Title: CFO

ANGIOTECH BIOCOATINGS CORP., as a Subsidiary Guarantor

(Signed) David Hall
  Name: David Hall
  Title: CFO

NEUCOLL, INC., as a Subsidiary Guarantor

(Signed) David Hall
  Name: David Hall
  Title: CFO

AFMEDICA, INC., as a Subsidiary Guarantor

(Signed) David Hall
  Name: David Hall
  Title: CFO

CRIMSON CARDINAL CAPITAL, LLC, as a Subsidiary Guarantor

(Signed) David Phinney
  Name: David Phinney
  Title: Manager

0741693 B. C. LTD., as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3091796 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3091797 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) David Phinney
  Name: David Phinney
  Title: Secretary

3091798 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3091799 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) Angela Lau
  Name: Angela Lau
  Title: Secretary

3129537 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3129538 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3129539 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3129540 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3129541 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

ANGIOTECH INVESTMENT PARTNERSHIP, as a Subsidiary Guarantor, by its partners,

    3091796 NOVA SCOTIA COMPANY

    (Signed) William Stanger
      Name: William Stanger
      Title: Secretary

    ANGIOTECH PHARMACEUTICALS, INC.

    (Signed) K. Thomas Bailey
      Name: K. Thomas Bailey
      Title: CFO

ANGIOTECH INTERNATIONAL HOLDINGS, CORP., as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

TERCENTENARY HOLDINGS, CORP.., as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

ANGIOTECH CAPITAL, LLC as a Subsidiary Guarantor

(Signed) David Phinney
  Name: David Phinney
  Title: Manager

3132933 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3132934 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3132935 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

3132936 NOVA SCOTIA COMPANY, as a Subsidiary Guarantor

(Signed) William Stanger
  Name: William Stanger
  Title: Secretary

[*Intentionally Left Blank*]

The foregoing Purchase Agreement is
hereby confirmed and accepted as
of the date first above written.

CREDIT SUISSE SECURITIES (USA) LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By: CREDIT SUISSE SECURITIES (USA) LLC
Acting on behalf of itself and severally on
behalf of the Initial Purchasers named
in Annex A hereto.

(Signed) Holly Sheffield
Name: Holly Sheffield
Title: Director

Purchaser	Principal Amount of Offered Securities	
Credit Suisse Securities (USA) LLC...................................	$	162,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...	$	87,500,000
Total..	$	250,000,000

ISSUER FREE WRITING COMMUNICATIONS

Pricing Term Sheet dated March 16, 2006, a copy of which is attached hereto

CREDIT SUISSE

High Yield Capital Markets

Issuer:	**Angiotech Pharmaceutical Inc.**
Security Description:	Senior Subordinated Notes
Face:	$250,000,000
Proceeds:	$250,000,000
Coupon:	7.750%
Maturity:	4/1/2014
Offering Price:	$100.000
Yield to Maturity:	7.750%
Spread to Treasury:	306
Benchmark:	4.75% UST due 5/2014
Ratings:	B2 / B
Interest Payment Dates:	April 1 and October 1
Commencing:	10/1/2006
Optional Redemption:	Callable, on or after the following dates, and at the following prices:

Date	Price
4/1/2009	105.813%
4/1/2010	103.875%
4/1/2011	101.938%
4/1/2012	100.000%
4/1/2013 and thereafter	100.000%

Equity Clawback:	Redeem until	4/1/2009	at 107.75%
	for up to	35.0%	
Trade Date:	3/16/2006		
Settlement Date:	3/23/2006	(T+5)	
Cusip Numbers:	144 A:	034918AA0	
	RegS:	C04305AA3	
	ISIN:	USC04305AA37	
Min. Allocation:	$2,000		
Increments:	$1,000		
Book-Runners:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated		
Co-Managers:	NA		

Revised Pro Forma Financial Data:

The following table provides certain line items for the pro forma financial statements using (i) the final offering price and yield to maturity of the notes and (ii) the increased total borrowings under the term loan portion of the new credit facility of $350.0 million:

Balance Sheet Data (as of 12/31/05)	
Cash	$156,870
Long-term debt	600,000

Statement of Income Data (year ended 12/31/05)	
Interest expense	$44,095
Total other income (expenses)	($45,570)
Net income	(4,588)
Adjusted EBITDA	164,502

SUPPLEMENTAL MARKETING MATERIAL

Bloomberg electronic road show slides and accompanying audio recordings
(collectively, the "Electronic Road Show")

GUARANTORS

Afmedica, Inc.
American Medical Instruments, Inc.
American Medical Instruments Holdings, Inc.
Angiotech BioCoatings Corp.
Angiotech Capital, LLC
Angiotech Investment Partnership
Angiotech International Holdings, Corp.
Angiotech Pharmaceuticals (US), Inc.
B.G. Sulzle, Inc.
Crimson Cardinal Capital, LLC
Manan Medical Products, Inc.
Medical Device Technologies, Inc.
NeuColl, Inc.
Point Technologies, Inc.
Surgical Specialties Corporation
Surgical Specialties Puerto Rico, Inc.
Surgical Specialties UK Holdings Limited
Tercentenary Holdings, Corp.
0741693 B.C. Ltd.
3091796 Nova Scotia Company
3091797 Nova Scotia Company
3091798 Nova Scotia Company
3091799 Nova Scotia Company
3129537 Nova Scotia Company
3129538 Nova Scotia Company
3129539 Nova Scotia Company
3129540 Nova Scotia Company
3129541 Nova Scotia Company
3132933 Nova Scotia Company
3132934 Nova Scotia Company
3132935 Nova Scotia Company
3132936 Nova Scotia Company

SUBSIDIARIES

Afmedica, Inc.
American Medical Instruments, Inc.
American Medical Instruments Holdings, Inc.
Angiodevice International GmbH
Angiotech BioCoatings Corp.
Angiotech Capital, LLC
Angiotech International AG
Angiotech Investment Partnership
Angiotech International Holdings, Corp.
Angiotech Pharmaceuticals (US), Inc.
Angiotech Rx International GmbH
B.G. Sulzle, Inc.
Bifos AB
Crimson Cardinal Capital, LLC
The DOS Trust
Manan Medical Products, Inc.
Medical Device Technologies, Inc.
NeuColl, Inc.
PBN Medicals Denmark A/S
Pearsalls Development Limited
Pearsalls Limited
Point Technologies, Inc.
Point Technologies, S.A.
Soldiers Field Liquidity Management LLC
Surgical Specialties Corporation
Surgical Specialties Puerto Rico, Inc.
Surgical Specialties UK Holdings Limited
Tercentenary Holdings, Corp.
0741693 B.C. Ltd.
3091796 Nova Scotia Company
3091797 Nova Scotia Company
3091798 Nova Scotia Company
3091799 Nova Scotia Company
3129537 Nova Scotia Company
3129538 Nova Scotia Company
3129539 Nova Scotia Company
3129540 Nova Scotia Company
3129541 Nova Scotia Company
3132933 Nova Scotia Company
3132934 Nova Scotia Company
3132935 Nova Scotia Company
3132936 Nova Scotia Company